UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 1

ONVIA, INC.

(Name of Subject Company)

ONVIA, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68338T403

(CUSIP Number of Class of Securities)

Cameron Way

Chief Financial Officer and Senior Vice President

Onvia, Inc.

509 Olive Way, Suite 400

Seattle, Washington 98101

(206) 282-5170

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew Bor Nick Ferrer Perkins Coie LLP 1201 Third Avenue, Suite 4900 Seattle, Washington 98101-3099 (206) 359-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Onvia, Inc. (the “Company”) with the Securities and Exchange Commission on October 19, 2017 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein by reference, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Project Olympus Merger Sub, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Project Diamond Intermediate Holdings Corporation (“Parent”), a Delaware corporation and the parent company of Deltek, Inc. (“Deltek”), a Delaware corporation, to purchase any and all issued and outstanding shares of the Company’s common stock, par value of $0.0001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 19, 2017, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section immediately before the heading “Forward-Looking Statements.”:

Litigation Related to the Transactions.

On October 25, 2017, Chanie Dembitzer, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in King County Superior Court in the State of Washington. The complaint is captioned Chanie Dembitzer v. Onvia, Inc., et al., Case No. 17-2-27799-1 SEA. The complaint names as defendants the Company, members of the Board, Deltek, Parent, and Purchaser. The complaint alleges, among other things, that the Board violated fiduciary duties of care, loyalty, and good faith and that Deltek, Parent, and Purchaser aided and abetted the Board’s breaches of fiduciary duties. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescission of the Transactions or rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit.

On October 27, 2017, Louis Scarantino, a purported stockholder, filed a putative class action lawsuit challenging aspects of the Transactions in the United States District Court for the Western District of Washington in Seattle. The complaint is captioned Louis Scarantino v. Onvia, Inc., et al., Case No. 2:17-1601. The complaint names as defendants the Company, members of the Board, Parent, Purchaser, and Deltek. The complaint alleges, among other things, that the defendants violated provisions of the Exchange Act by making untrue statements of material facts in the Schedule 14D-9 or failing to provide in the Schedule 14D-9 all material information needed by stockholders to make an informed decision whether to tender their Shares. As relief, the complaint seeks, among other things, an injunction against the Transactions, rescission of the Transactions or rescissory damages should the Transactions be consummated, and an award of attorneys’ and experts’ fees. The defendants believe that the allegations in the suit are without merit.

If additional similar complaints are filed, absent new or different allegations that are material, the Company will not necessarily announce such additional filings.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 31, 2017

ONVIA, INC.

By:	/s/ Russell Mann
Name:	Russell Mann
Title:	Chief Executive Officer